NEWS RELEASE

PTC REPORTS CONSOLIDATED SECOND QUARTER 2003 RESULTS

Warsaw – August 13, 2003 – Polska Telefonia Cyfrowa Sp. z o.o. (PTC), (www.era.pl) Poland’s leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder, today announced results for the second quarter of 2003. Figures are presented in Polish Zloty and in accordance with International Financial Reporting Standards (IFRS).

The highlights:

•

PTC strengthened its market leadership position with an estimated 36.2 percent share in the overall wireless market, up from 35.4 percent in the first quarter, and an estimated 38.2 percent share in the postpaid market segment;

•

Continued, dynamic increase of total consolidated subscriber base by 32.0 percent to over 5.6 million subscribers at the end of June 2003 from 4.2 million at the end of June 2002;

•

Gross subscriber additions totalled 612 thousand in the second quarter of 2003, an increase of 34.6 percent comparing to the figure for the second quarter of 2002;

•

Net subscriber additions for the quarter was 360 thousand, 32.8 percent more than in the corresponding period of 2002;

•

Second quarter revenue was PLN 1,400.0 million with growth accelerating to 17.1 percent compared to the corresponding quarter of 2002, from 13.2 percent growth in the first quarter.

•

EBITDA margin was 35.8 percent in the second quarter of 2003 compared to 42.7 percent in the second quarter of 2002 and up from 30.0 percent in the first quarter of 2003. EBITDA margin for the first half of 2003 is 33.0 percent;

•

Monthly churn rate during the quarter was 1.5 percent, unchanged from a year ago;

•

Net income for the quarter was PLN 121.2 million, versus PLN 13.2 million in the second quarter of 2002;

•

Total debt as of June 30, 2003 was PLN 4,031.1 million; total debt to annualized EBITDA ratio was at 2.1x, compared to 2.4x a year ago;

•

Standard & Poor’s and Moody’s Investors Service raised their long-term senior credit ratings on PTC to ‘BB+’ and ‘Ba1’ respectively and subordinated debt ratings and issuer’s ratings to ‘BB-‘ and ‘Ba3’ respectively on PTC’s guaranteed subsidiaries – issuers of PTC’s subordinated debt.

•

PTC redeemed the outstanding part of the 10¾% Notes due 2007, amounting to US$ 126.2 million, at the end of the second quarter.

Financial highlights for the second quarter of 2003
Revenues: Total revenues for the second quarter of 2003 grew 17.1 percent when compared to the same period of 2002.

Revenues

Total revenues for the three months ended June 30, 2003 were PLN 1,400.0 million (US$ 359.3[1] million), an increase of PLN 204.9 million (US$ 52.6 million) or 17.1 percent compared to the second quarter of 2002. During the quarter, service revenues and fees increased 17.7 percent to PLN 1,361.8 million (US$ 349.5 million) from PLN 1,157.0 million (US$ 296.9 million) in the second quarter of 2002 mainly as a result of an increase in the subscriber base and higher interconnection revenues. This was partially offset by an increasing share of lower ARPU prepaid customers in our subscriber base and falling prepaid ARPU.

PTC’s revenue was positively impacted by the interconnection agreement with PTK Centertel, which came into effect in June 2002. The revenues coming from this agreement totalled PLN 57.9 million (US$ 14.9 million) or 4.1 percent of total revenues in the second quarter of 2003, whilst in the second quarter of 2002 PLN 8.7 million (US$ 2.2 million) was recognized from this source. Revenues from SMS Interconnection with PTK Centertel and Polkomtel, effective from February 1, 2003 almost doubled in the second quarter of 2003 comparing to the fist quarter and amounted to PLN 29.6 million (US$ 7.6 million)

Compared to the second quarter of 2002, revenues from the sale of telephones and accessories were unchanged at PLN 38.1 million (US$ 9.9 million).

The stabilization in value of telephones and accessories sold was recorded in spite of a significant increase in the number of gross additions. This was caused by successful promotional campaigns for post-paid subscribers, who buy subsidized handsets, and by maintaining a low share of sales of handsets for pre-paid activations relative to starter packs, which consist of only a SIM card without a handset..

Faster subscriber growth and higher share of net additions in comparison with 2002, together with stable post-paid revenues per customer is enabling PTC to reach its objective of faster revenue growth than the 13.5 percent achieved in 2002.

ARPU: During the second quarter of 2003, ARPU decreased by 12.6 percent from the second quarter of 2002.

ARPU

During the second quarter of 2003, monthly Average Revenue per User (ARPU) was PLN 79.8 (US$20.5) a decrease of 12.6 percent when compared to the result for the second quarter of 2002 equal to PLN 91.4 (US$23.5) and an increase of 0.6 percent when compared to PLN 79.4 (US$20.4) in the first quarter of 2003. ARPU from postpaid subscribers during the second quarter of 2003 was PLN 131.4 (US$33.7), 1.5 percent down comparing to the second quarter of 2002. ARPU from prepaid subscribers was PLN 29.4 (US$ 7.6), 11.5 percent down over the same period of 2002.

The decrease in ARPU recorded in the quarter was driven by continuing changes in customer mix, reflected in significant growth in the number of pre-paid customers.

Post-paid ARPUs are stable despite price reductions made in October 2002 due to better customer mix and strong non-voice revenue growth. ARPU for both post-paid and pre-paid subscribers was positively affected by revenues coming from interconnect agreement with PTK Centertel and the interconnection revenue from SMS traffic originated in the two other mobile networks in Poland and terminated in the PTC network.

Lower pre-paid ARPU was the result of a dilution of average ARPU in this segment as it grows strongly with successively lower ARPU from new users of mobile services.

Cost of Sales: Cost of sales was up by 26.6 percent in the second quarter of 2003 when compared to the same period of 2002. This increase was mainly driven by a more than twofold increase in interconnection charges and 36.0 percent higher cost of telephones and accessories.

Cost of Sales

For the three months ended June 30, 2003, total cost of sales was PLN 913.0 million (US$ 234.3million), up 26.6 percent from PLN 721.0 million (US$ 185.0 million) in the second quarter of 2002. Compared to the first quarter of 2003, cost of sales increased by 1.3 percent.

During the second quarter of 2003, the cost of services sold increased 22.3 percent to PLN 602.6 million (US$ 154.6 million) from PLN 492.8 million (US$ 126.5 million) in the second quarter of 2002, while the cost of sales of telephones and accessories increased by 36.0 percent from PLN 228.2 million (US$ 58.5 million) to PLN 310.3 million (US$ 79.6 million).

The increase in cost of services sold was mainly driven by:

•

a more than twofold increase in interconnection charges to PLN 190.7 million (US$ 48.9 million) in the second quarter of 2003 from PLN 77.6 million (US$ 19.9 million) in the corresponding period of 2002 as a higher proportion of traffic moves to mobile networks and away from the fixed line networks. Interconnection cost included PLN 76.1 million (US$ 19.5 million) of charges related to the agreement with PTK Centertel which is effective since mid-June 2002. In the second quarter of 2002 PLN 11.2 million (US$ 2.9 million) of cost was recorded from that source. SMS Interconnect charges included in this cost category since February grew almost twofold in comparison with the first quarter of 2003 and amounted to PLN 27.3 million (US$ 7.0 million) in the second quarter of 2003. Correcting for the new interconnect cost and revenue items, cost of services sold would have increased by 3.6 percent compared to the second quarter of 2002 versus adjusted service revenue growth of 11.0 percent;

•

higher commission charges due to a significantly higher number of gross additions recorded in the second quarter of 2003 comparing to the corresponding period of the previous year and to higher sales performance bonuses payable than in the corresponding period.

The increase in the cost of telephones and accessories of 36.0% was the result of:

•

34.6 percent higher gross additions than in the second quarter of 2002;

•

continuation of retention programs, involving offers of subsidized replacement terminals for our higher ARPU customers;

•

a 17.2 percent higher average Zloty rate against the Euro in the second quarter of 2003 compared to the average rate in the second quarter of 2002, increasing the Zloty cost of handsets and accessories, which are purchased based on Euro denominated contracts.

Cost of Acquisition

During the quarter, the average cost of acquisition increased to PLN 334.7 (US$ 85.9) compared to PLN 263.8 (US$67.7) in the second quarter of 2002, and decreased by 14.9 percent comparing to PLN 393.3 (US$ 100.9) in the first quarter of 2003. This decrease was mainly the result of a slightly lower share of post-paid subscribers among gross subscriber additions, when compared to the first quarter, as well as a decrease in average handset subsidies offered to post-paid subscribers acquired in the quarter.

The average cost of acquisition for postpaid subscribers decreased to PLN 751.4 (US$ 192.8) in the second quarter of 2003 from PLN 840.3 (US$ 215.6) in the first quarter of 2003 due to shifting sales focus to less price sensitive customer segments and some reduction in sales channels inventories built up during the previous quarter.

The average acquisition cost for prepaid customers decreased to PLN 57.7 (US$ 14.8) compared to PLN 58.6 (US$ 15.0) in the second quarter of 2002 and increased compared to average cost in the first quarter of 2003 of PLN 49.7 (US$ 12.8). This increase relative to the first quarter has been driven by the need to match competitors’ moves back into heavy handset subsidisation late in the prior quarter. The improvement relative to the second quarter of 2002 was achieved by maintaining a high share of sale of starter pack activations without a handset and in spite of significant Zloty depreciation.

Gross Margin

Gross margin for the second quarter of 2003 was PLN 487.0 million (US$ 125.0 million), compared with gross margin of PLN 474.1 million (US$ 121.7 million) in the same period of 2002. As a percentage of total net sales, gross margin decreased to 34.8 percent in the second quarter of 2003 from 39.7 percent for the second quarter of 2002.

The increase in gross margin in the three months ended June 30, 2003 compared to the three months ended June 30, 2002 was due to the increase in revenues resulting from the growth of subscriber base and higher interconnection revenues, which was partially offset by increased interconnection and subscriber acquisition expenses in a period of faster subscriber growth as well as higher retention expenses. The fall in margin is influenced by the interconnection agreement with PTK Centertel and the SMS interconnection which gross up revenues and costs, and the impact of the weaker Zloty on indexed expenses.

Operating Expenses

Operating expenses for the three months ended June 30, 2003 increased to PLN 218.0 million (US$ 55.9 million) from PLN 208.6 million (US$ 53.5 million) in the second quarter of 2002. Compared to the second quarter of 2002, operating expenses increased by 4.5 percent and when compared to the first quarter of 2003 operating expenses decreased by 2.5 percent. Operating expenses are comprised of selling and distribution costs and administration and other operating expenses.

Selling and distribution costs increased to PLN 155.6 million (US$ 39.9 million) in the second quarter of 2003 from PLN 146.4 million (US$ 37.6 million) in the second quarter of 2002 and decreased from PLN 166.7 million (US$ 42.8 million) in the first quarter of 2003. The main reason for the cost increase year-on-year was higher external services expenses and higher depreciation and amortization charges as compared to the corresponding period of 2002. A partly offsetting item was a decrease in advertising costs.

In the second quarter of 2003 administration and other operating expenses remained virtually unchanged compared to the second quarter of 2002 and amounted to PLN 62.4 million (US$ 16.0 million). Increases in administration and other operating expenses are mainly due to increased cost of wages, salaries and social security and other benefits, partly offset by lower costs of external services and lower depreciation charges.

Bad Debt Expense

Through an aggressive bad debt management policy and the increased proportion of prepaid users in the subscriber mix, PTC recorded bad debt expense as a percentage of revenues at the satisfactory level of 0.7 percent. This compares to bad debt expense of 0.4 percent in the second quarter of 2002, and represents a decrease compared to 0.8 percent recorded in the first quarter of 2003. The prior year comparative benefited from the release of provisions made in earlier years whilst no such provision releases were made in 2003.

EBITDA: In the second quarter of 2003, EBITDA was PLN 501.6 million or 35.8 percent of revenues, in line with expectations of a significantly better margin than in the previous quarter. Compared to the second quarter of 2002 EBITDA decreased by 1.6 percent.

EBITDA

EBITDA for the three months ended June 30, 2003 was PLN 501.6 million (US$ 128.7 million) compared to PLN 509.9 million (US$ 130.9 million) in the same period of 2002. This represents a slight decrease of 1.6 percent compared to the previous year.

The EBITDA result is in line with the expectations expressed in the previous press releases of lower EBIDTA margins than in 2002, resulting from a more aggressive sales policy aimed at strengthening PTC’s leadership in the market. Successful promotional campaigns resulted in a high number of gross additions, which led to increased cost of sales by 26.6 percent and selling and distribution costs higher by 6.3 percent. Increased cost was partly offset by a 17.1 percent increase in total revenues.

EBITDA margin for the quarter was 35.8 percent, a decrease from 42.7 percent in the second quarter of 2002 and an increase relative to 30.0 percent recorded in the first three months of 2003. EBIDTA margin for the first half of 2003 amounted to 33.0 percent.

This positive change in EBIDTA margin compared to the first quarter of 2003 is in line with management anticipation stated in the press release for the previous quarter of an improved EBITDA margin in subsequent quarters of the current year.

Operating Profit: Operating profit for the quarter ended June 30, 2003 increased by 1.3 percent to PLN 269.0 million when compared to the second quarter of 2002 and increased almost twofold versus operating results recorded in the first quarter of 2003.

Operating Profit

Operating profit for the three months ended June 30, 2003, was PLN 269.0 million (US$ 69.0 million), an increase of 1.3 percent when compared to PLN 265.5 million (US$ 68.1 million) in the same period of 2002 and an almost double the result for the first quarter of the current year.

The increase in operating profit in the second quarter of 2003 is the result of a 2.7 percent increase in gross margin being partly offset by the increase in selling and distribution costs by 6.3 percent comparing with figures for the second quarter of 2002.

Depreciation for the quarter was PLN 232.6 million (US$ 59.7 million), less than the depreciation for the second quarter of 2002 of PLN 244.4 million (US$ 62.7 million). As a percentage of total net sales, operating profit amounted to 19.2 percent in the second quarter of 2003 compared to 22.2 percent in the corresponding period of the previous year and to 11.8 percent in the first three months of the current year.

Financial Expenses

Foreign exchange gains, interest expense, derivatives and other financial gains together resulted in a net financial expense of PLN 109.7 million (US$ 28.1 million) in the three months ended June 30, 2003 compared to the net financial expense of PLN 232.9 million (US$ 59.8 million) in the second quarter of 2002, a decrease of 52.9 percent.

For the three months ended June 30, 2003, net interest expense was PLN 96.0 million (US$ 24.6 million), compared to PLN 101.7 million (US$ 26.1 million) a year ago. Net interest expense includes PLN 17.9 million (US$ 4.6 million) of call premium payable on the redemption of the 10 3/4 Notes due 2007. The fall in recurring interest payments reflects the decline in the debt level, partially offset by a weaker Zloty exchange rate against the Euro increasing the Zloty equivalent of foreign currency interest payments.

Cash interest paid, net for the three months ended June 30, 2003, was PLN 158.7 million (US$ 40.7 million).

The depreciation of the local currency against the Euro (1.2 percent) and the appreciation against the U.S. Dollar (3.8 percent) during the quarter resulted in a net foreign exchange gain of PLN 45.8 million (US$ 11.8 million), compared to a net foreign exchange loss of PLN 155.3 million (US$ 39.9 million) for the second quarter of 2002. Net foreign exchange gain includes a net gain of PLN 22.2 million (US$ 5.7 million) that relates to realized transactions.

Losses on hedging transactions net (realization and fair valuation of forward contracts and accrued part of cross currency swap payments) amounted to PLN 45.6 million (US$ 11.7 million) and are included in net loss on derivatives.

During the quarter PTC recorded a net loss on derivatives and other financial expenses totalling PLN 59.5 million (US$ 15.3 million) compared to PLN 23.8 million (US$ 6.1 million) in the second quarter of 2002. The loss on derivatives was PLN 56.9 million (US$ 14.6 million) and comprised of a net loss of PLN 45.6 million (US$ 11.7 million) on realisation and fair valuation of forward contracts and accrued part of cross-currency swap payments, a loss of PLN 13.2 million (US$ 3.4 million) on the fair valuation of call options embedded in our Notes, including the write-off of the option related to the 10 3/4 Notes due 2007, and a net gain of PLN 1.9 million (US$ 0.5 million) related to rental derivatives and index swaps. Other financial loss net totalled PLN 2.6 million (US$ 0.7 million).

Net financial expense for the second quarter is after capitalisation of interest expenses, foreign exchange differences and related hedges and swaps totalling PLN 54.3 million (US$ 13.9 million) into tangible and intangible fixed assets, in comparison to PLN 118.1 million (US$ 30.3 million) in the second quarter of 2002.

Net Income: PTC’s net income totaled PLN 121.2 million (US$ 31.1 million) for the quarter ended June 30, 2003.

Net Income

Flat operating profit and significantly lower net financial expenses in the second quarter of 2003 compared to the figures for the respective period of the previous year were partially offset by a higher level of income tax provision.

A tax charge recognized in the second quarter of 2003 amounted to PLN 38.2 million (US$ 9.8 million) as compared to a tax charge of PLN 19.3 million (US$ 5.0 million) a year ago.

As a result, net income for the second quarter of 2003 significantly increased to PLN 121.2 million (US$ 31.1 million), compared to a net income of PLN 13.2 million (US$ 3.4 million) in the corresponding period of the previous year.

For the half year PTC’s net income stands at PLN 163.6 million (US$ 42.0 million), up from PLN 65.5 million (US$ 16.8 million) for the first half of 2002.

Liquidity

As of June 30, 2003, PTC had drawn down PLN 1,026.8 million (US$ 263.5 million) of the Zloty tranche and US$ 26.0 million of the multicurrency tranche of the senior secured Bank Credit Facilities, leaving approximately Euro 420.3 million (US$ 480.7 million) available.

Total debt as of June 30, 2003 was PLN 4,031.1 million (US$ 1,034.5 million). The total debt comprised of PLN 3,978.1 million (US$ 1,020.9 million) of long-term debt[2] and PLN 53.0 million (US$ 13.6 million) of current debt[3]. Total debt to annualized EBITDA amounted to 2.1x at June 30, 2003., down from 2.4x a year ago.

EBITDA for the three months ended June 30, 2002, amounted to PLN 501.6 million (US$ 128.7 million) compared to PLN 77.2[4] million (US$ 19.8 million) in PTC’s investments in its GSM business. Accordingly, the Company is continuously generating significant free cash flow from its 2G and 2.5G business, which after debt service allowed for a PLN 62.9 million (US$ 16.1 million) debt reduction. An amount of PLN 455.9 million (US$ 117.0 million) has been spent to redeem the 10 3/4 Notes due 2007, funded primarily from Senior Debt. drawdowns  In the second quarter of 2003 PTC recorded a significant increase in working capital requirements, which amounted to PLN 269.7 million (US$ 69.2  million) compared to PLN 2.5 million (US$  0.6 million) and PLN 116.4 million (US$ 29.9 million) of working capital funding in the second quarter of 2002 and the first quarter of 2003, respectively.

The main reasons for the growth in working capital requirement during the quarter were:

•

an increase in inventories by PLN 48.4 million (US$ 12.4 million) caused by  increased stocking of more sophisticated and expensive handsets sold to postpaid subscribers,

•

an increase in  debtors by PLN 138.7 million (US$ 35.6 21.2 million)  resulting from increased accounts receivable related to the dynamic post-paid subscriber base growth and interconnection payments unusually not falling due until early July;

•

decrease in trade payables and accruals by PLN 82.6 million (US$ 21.7 million) mainly as a consequence of PTC utilising early payment discounts offered by certain major vendors for the first time.

Operational Highlights

Growth in the subscriber base: In the second quarter of 2003, PTC’s subscriber base grew by 32.0 percent, when compared to the second quarter of 2002; allowing PTC to strengthen its leadership position in the Polish wireless market.

Subscriber Growth

During the second quarter of 2003, PTC attracted 611,504 new subscribers (gross additions), approximately 34.6 percent more than the 454,333 subscribers acquired in the second quarter of 2002. PTC’s total net subscriber base increased by 32.0 percent to 5,600,609 subscribers as of June 30, 2003, from 4,244,393 subscribers as of June 30, 2002. In the second quarter of 2003 PTC attracted 244,185 postpaid subscribers and 367,319 prepaid subscribers compared to 180,795 postpaid and 273,538 prepaid gross additions in the second quarter of 2002.

On 30 June 2003 PTC’s postpaid subscriber base reached 2,729,317 subscribers, a 13.2 percent increase from 2,410,969 at the end of the second quarter of 2002. Prepaid subscribers totalled 2,871,292, which represents a 56.6 percent growth over 1,833,424 a year ago. Strong growth in the prepaid subscriber base reflects PTC’s focus on exposure to this fastest growing market segment.

In terms of net subscribers additions PTC recorded another successful quarter by adding 360,236 subscribers, which is 32.8 percent more than in the corresponding period of the previous year. The number of postpaid subscribers increased during the quarter by 104,350 which constitutes 73.3 percent more growth than in the second quarter of 2002. The number of prepaid customers grew by 255,886, which is 21.3 percent more than a year ago.

The majority of gross additions select pre-paid tariffs. During the last three months, the proportion of gross additions selecting post-paid tariffs has been almost the same as in the corresponding period of 2002 and amounted to 39.9 percent, decreasing from approximately 43.5 percent in the first quarter of 2003.

The Company estimates that the overall number of subscribers in the Polish market grew by approximately 4.3 percent in the second quarter of 2003 to nearly 15.5 million subscribers, representing close to 40.4 percent market penetration.

In line with the trend observed during the last several quarters, the total Polish prepaid market grew faster than the postpaid market with growth rates of 3.7 percent and 12.9 percent in the three months ended June 30, 2003 and June 30, 2002.

PTC estimates its prepaid and postpaid market shares at 34.5 percent and 38.2 percent respectively compared to 32.6 percent and 38.6 percent respectively at the end of June 2002. During the first half of 2003 PTC has stepped up its efforts in the postpaid private market to complement the good performance seen in the business and prepaid segments during 2002. Management believes that the new tariffs and non-voice advantages of our Omnix service leave us better placed than in 2002 to make satisfactory returns on acquisition investment in the postpaid private segment. Further benefits are expected to follow from high marketing emphasis placed on MMS-capable terminals and handsets in the marketing activities of recent quarters.

PTC's subscriber base represents approximately 36.2 percent of the total wireless market, which continues to position PTC as the leader among wireless services providers in Poland and is up from 35.0 percent at the end of 2002. Through its higher than average exposure to postpaid subscribers and business customers, PTC aims to maintain a revenue market share near the current level of approximately [37] percent.

PTC’s share of net additions in the second quarter of 2003 is estimated at 56% percent versus approximately 30.7 percent a year earlier. This unusually high share was partly caused by Polkomtel announcing the disconnection of 300 thousand prepaid subscribers who had been dormant for over 12 months. Improvement in share has been achieved through greater acquisition, retention and marketing investments that reduced EBITDA margin from 42.7 percent in the second quarter of 2002 to 35.8 percent in the second quarter of 2003. However, this investment should pay back through faster revenue growth in subsequent quarters.

Churn Rate: During the quarter churn rate remained at a satisfactory level as a result of retention activities and introduction of attractive tariff plans in the recent quarters.

Churn Rate

The average monthly churn rate in the second quarter of 2003 was similar to that in the corresponding period of the previous year and amounted to 1.5 percent.

The average monthly churn rate for post-paid subscribers in the second quarter of 2003 amounted to 1.6 percent and was similar to the figure in the corresponding period of 2002, mainly as a result of attractive value propositions introduced together with the new tariffs launched in September 2002 and May 2003, as well as intensified retention activities. PTC is continuously focusing on customer value in the postpaid private segment and carefully assessing the profitability of its retention offers.

The monthly churn rate for pre-paid customers increased to 1.5 percent in the second quarter of 2003, compared to 1.3 percent in the corresponding quarter of 2002. Prepaid customers are deactivated and recorded as churn 12 months after their last recharge, which is broadly the stated practice of all three Polish operators. Some deterioration in the average quality of prepaid additions, accepted as part of increasing PTC’s exposure to prepaid during 2002, is now affecting the prepaid churn statistics.

Minutes of Use (MoU)

Calculated on a monthly basis as a subscriber’s average, the average number of MoUs per month in the second quarter of 2003 was 81.9 compared to 97.4 in the corresponding quarter of 2002 and 77.5 in the first quarter of 2003. The average number of MoUs per month was 134.4 minutes for post-paid subscribers and 30.7 minutes for pre-paid subscribers compared to 142.7 and 34.6 minutes in the second quarter of 2002.

This decrease in the average number of MoUs was caused by an increasing proportion of pre-paid subscribers among PTC’s customers as well as by decreasing incoming minutes, especially from fixed-line operators. In addition, as outbound minutes are measured based on the billing increment of the relevant tariffs, the switch to per second billing made by many postpaid customers results in lower reported usage for a given length of actual talk-time.

PTC seeks to stimulate usage by increasing the number of free minutes in a bundle, lowering tariffs, the introduction of one-second billing for post-paid customers and by tailoring tariffs to customers’ requirements through a digressive rate per minute of use for an increasing volume of minutes of use, which is reflected in the new post-paid tariffs offered since May 2003.

SMSs sent from PTC’s network increased to 24per subscriber, per month, in the second quarter of 2003.

SMS

The average number of SMS was almost 24 SMSs per subscriber per month in the second quarter of 2003 compared to 15 in the second quarter of 2002. The average monthly number of SMSs was 26 SMSs per postpaid subscriber and 21 SMSs per prepaid subscriber compared to 17 and 13, respectively, in the three months ended June 30, 2002.

The increase in the second quarter of 2003 was primarily due to the decrease of SMS prices offered as part of the new tariffs since October 2002, increased flexibility related to exchangeability of minutes and SMSs bundled in the monthly fee and the success of our marketing and promotional campaigns.

Network Build-Out: At the end of the second quarter of 2003, total network investment reached PLN 7.9 billion. This includes investments in network tangible assets of PLN 4.3 billion[5], license fees of PLN 2.9 billion[6] and computer and network software of PLN 0.7 billion[7].

Network Build-Out

During the second quarter of 2003, PTC invested in its non-license capital expenditure the amount of PLN 77.2[8] million (US$ 19.8 million), 51.5 percent down from PLN 159.1 million (US$ 40.8 million) in the second quarter of 2002. Reduced spending in the second quarter of 2003 reflects a shift towards new services investments and away from capacity and coverage investments.

We expect the rate of usage growth to increase later in 2003, increasing our rate of investment.

Recent Developments

Legal and regulatory

On January 20, 2003 the Company has been informed that TP SA lodged a cassation request to the Supreme Court against the Antimonopoly Court’s judgment upholding the decision of the Chairman of the Office for Telecommunication and Post Regulation (“OTRP”) from May 28, 2001, which forced TPSA to pay PTC fees for international calls terminated in PTC’s network equal to local fixed to mobile interconnection rates. Management, based on counsel advice, is of the opinion that the possibility that the Supreme Court will accept the cassation and cancel the Antimonopoly Court’s judgment is little and the exposure is treated as a contingent liability.

Due to having more than a 25 percent share in our market, in December 2002 PTC was deemed an operator with “significant market power” in the Polish mobile telephony market (“SMP operator”) by OTRP. PTC has appealed against this decision on the basis of apparent procedural failures on the part of OTRP. Both PTC’s existing direct competitors in the market have also been deemed SMP operators. An SMP operator is obliged to grant interconnection to its network on request of any legally operating telecommunication operator in Poland, if the necessary technical conditions are fulfilled.

On May 22, 2003 the Polish Parliament passed an amendment to the telecommunication law. The new telecommunication law was published on June 30 and will come into force on October 1, 2003. The main purpose of the amendment was to align the Polish telecommunication law with the European Union regulations, however prior to the introduction of the new EU Directives which came into force on 25 July. The most significant new Polish laws are related to number portability in fixed-line telecommunications networks and obligations on SMP fixed-line operators to facilitate their customers the choice of provider of telecommunications services (such as domestic or international long-distance calls, or fixed-to-mobile calls). The new telecommunication law introduces regulations abolishing the monopoly of TPSA for carrying fixed-to-mobile calls and constitutes a further step in liberalisation of the telecommunication market. The new law strengthens the authority of the market regulator to regulate retail tariffs and interconnection rates, which generally have to be non-discriminatory and based on transparent and objective criteria, and in case of SMP fixed-line operators have to be set based on the cost involved in providing the service.

On April 26 2003 the law on sharing customer credit information between trade partners and competitors came into force. According to the new law such information will be distributed through Economic Information Bureaus (BIG – “Biuro Informacji Gospodarczej”) to promote good business practices and eliminate non-payment and fraud. PTC is participating in a group of leading Polish companies which are active in creating BIGs on the Polish market.

On July 10, all three mobile operators, holders of UMTS licences, applied to OTRP for a delay of the obligatory date for the launch of UMTS services from 1 January 2005 to 1 January 2006. The applicants also requested delaying the date for achieving a 20 percent population coverage of the UMTS network until the end of 2007 and for cancellation of the 40 percent population coverage requirement, as currently set in the licence. The application leaves the operators the option to request access to their frequencies to begin services from 1 January 2004.

On July 1, 2003 the Company was informed that Tele2 had requested the Chairman of OTRP to set interconnection rates between Tele2 and PTC’s network. The Company has previously proposed terms of interconnection to Tele 2 and is ready to sign an agreement on terms similar to those offered to other fixed-line operators in Poland. In the opinion of the Company the risk of the Regulator issuing a decision unfavourable to PTC is remote.

Financial

In the second quarter of 2003 PTC decided to call all outstanding 10¾% Notes due 2007 with the principal amount of US$ 126.2 million, constituting 49.85 percent of the initial total amount of the Notes, at the price of 103.583% with the date of redemption on July 1, 2003. The redemption was funded from the unutilized portion of PTC’s existing Bank Facilities and operating cash-flows.

The Notes which remain outstanding following the redemption are as follows:

•

11¼% Notes due 2009 for the total principal amount of US$150 million,

•

11¼% Notes due 2009 for the total principal amount of Euro 282,75 million,

•

10 7/8% Notes 2008 for the total principal amount of Euro 182.5 million.

PTC continues to use its surplus cash-flows to de-leverage its balance-sheet and reduce the cost of financing. PTC may from time to time decide to further redeem or repurchase any of the outstanding Notes.

On 18 March 2003 the new treaty on avoidance of double taxation between Poland and the Netherlands has entered into force. The new treaty provides for a 5 percent withholding tax on interest payments whereas previously no tax was due.    PTC is working with its legal and taxation advisors to assess the implications of the new treaty on its future costs of financing through its guaranteed Dutch subsidiary PTC International Finance B.V.

Sponsorship

In July PTC announced a new strategy of sport sponsorship, aimed at promoting PTC’s corporate values expressed in the “You can do more” (“Możesz więcej’) motto, such as dynamism, innovation and appeal. In line with this strategy PTC has become a strategic sponsor of the Wisła Cracow football team, reigning Polish Champions, who will participate in the qualifying games to the group stage of the UEFA Champions League. PTC has also signed a sponsorship agreement with the Polish Basketball Association, which provides for sponsorship of the national basketball league as well as Polish senior and youth national teams. PTC’s contribution to sport sponsorship is aimed at popularization of the sponsored sport disciplines and development of interest and active attitude towards sports activities.

New tarrifs

On May 6, 2003, PTC introduced new tariffs for postpaid subscribers called “Taka jak Ty” for private and business postpaid subscribers. A differentiating feature of the new tariff plans  “Taka jak Ty” is a digressive rate per minute for an increasing volume of use. These are the only tariffs in the market which do not include airtime minutes bundled in the monthly fee, but offer a simple price per minute of use with an additional incentive of price reductions for higher usage customers.

PTC’s existing range of Moja and Biznes tariffs, including bundled minutes and as upgraded last September, continue to be offered and are chosen by a majority of customers. These tariff ranges have been expanded to include ultra high user bundles with the addition of Moja 500 VIP and Biznes 500 VIP tariffs.

Upgrade of PTC rating

In June two rating agencies upgraded PTC credit ratings:

•

Standard&Poor’s Rating Services raised its long-term corporate credit rating on PTC to’BB+’ from’BB’ and subordinated debt ratings to ‘BB-‘ from’B+’ on guaranteed subsidiaries PTC International Finance B.V. and PTC International Finance II S.A., the issuers of PTC’s subordinated debt.;

•

Moody’s Investors Service raised its senior implied credit rating on PTC to ‘Ba1’ from ‘Ba2’, Moody’s also raised subordinated debt ratings and issuer ratings to Ba3 from B1 on PTC’s guaranteed subsidiaries, issuers of PTC’s subordinated debt.

Both upgrades reflect PTC’s on-going progress in reducing debt through internally generated cash flows and the agencies’ expectation that PTC should be able to continue to generate meaningful levels of cash flow and further strengthen its financial profile through additional debt reductions, continue to grow subscriber numbers and maintain a leading position in the Polish mobile market.

Personnel changes in the Supervisory Board

Mr Maciej Raczkiewicz, member of the Supervisory Board since 2002, resigned from his position. Mr Raczkiewicz was appointed as a member of the Supervisory Board by Elektrim Telekomunikacja Sp. z o.o.

Mr. Zygmunt Solorz-Żak has been appointed a new member of the Supervisory Board effective April 30, 2003.

Mr. Uli Kühbacher was nominated to PTC’s Supervisory Board by T-Mobile Deutschland GmbH, effective June 12, 2003. He replaces Mr. Gerd Kareth, who had been a member of PTC’s Supervisory Board since June 22, 2001.

New products

During the second quarter of 2003 PTC introduced several new products for its customers continuing its policy of introducing the most innovative services and products.

At the beginning of Q2 PTC started to offer polyphonic ringtones and colour Java games for a large number of handset models supporting these functionalities. Games & ringtones portfolio is continuously enhanced by adding new items and increasing the range of handsets supported.

In May PTC enhanced its offer of multimedia services offered through the Era Omnix platform by launching video streaming service featuring transmission of video clips with popular tv novels, extreme sports, soft-erotic and live web cameras. PTC is the only operator in Poland offering video streaming service, which is available to both postpaid and prepaid subscribers.

In addition, PTC introduced user interactivity on its Era Omnix platform, through voting services.

For summer holidays PTC subscribers were offered a new service called MMS Postcard. A picture taken with a mobile phone or selected from the eraomnix.pl portal can be printed out with a quality of a standard postcard and mailed to the addressee.

From July 1 PTC’s customers can exchange multimedia messages (MMS) with the other two Polish mobile networks.

Since June PTC has been offering to its subscribers voice SMS service, which enables sending SMS from mobile telephone to fixed lines. The new feature of this service is automatic text recognition, which includes Polish letters, necessary for correct pronunciation of messages.

In July PTC introduced a new enhanced directory assistance with a database containing more than 820 thousand entries of phone numbers of companies and institutions. Standard service is available in English and Polish, locally and abroad. The database also includes information on private PTC’s subscribers phone numbers.

In early July PTC completed tests of a system of documents authorization with the use of e-signature via mobile phones. The system is based on Public Key Infrastructure (PKI) technology. The new service will allow to authorize electronic documents and transactions executed via Internet or Era Omnix.

As of mid May 2003 PTC offers its subscribers GPRS roaming accessible in forty six networks in thirty five countries. GPRS in-bound roaming is available for customers of forty four foreign operators.

Outlook for 2003

PTC has provided guidance for 2003 results. The main objectives set out by the Company are to maintain its overall leadership in subscriber and revenue market share whilst continuing to improve net earnings, return on assets employed and continuing to deleverage the balance sheet.

The fast growth in the number of subscribers during the first six months of the year is in line with Management expectations of winning share in new subscriber additions which would enable PTC to maintain its market leader position. It also puts the Company in a good position to accelerate revenue growth over the 13.5 percent level noted in 2002.

The guidance for full year 2003 EBITDA margins remains at 34-36 percent, influenced by higher spending on acquisition and retention, which is expected as a result of a higher number of net subscriber additions and a higher Euro exchange rate negatively affecting the cost of handset purchases.

Forward Looking Statements

This press release includes certain estimates, projections and other forward looking statements. Future performance cannot be ensured.  Actual results may differ materially from those in the forward-looking statements.  Some factors that could cause actual results to differ include:

•

the effects of competition in the Polish market;

•

the costs and business risks related to entering new markets necessary to provide nationwide coverage and new services;

•

the ability of PTC to continue to grow and maintain its leadership position in the market;

•

the uncertainties related to PTC’s strategic investments;

•

the impact of any unusual items resulting from PTC’s business operations;

•

the impact of changes in the political, economic or other factors such as monetary policy, legal and regulatory changes including the impact of telecommunications regulations, or other external factors over with PTC has no control; and

•

other risks referenced from time to time in PTC’s filings with the Securities and Exchange Commission.

The words “estimate,” project,” “intend,” or “expect,” “believe” and similar expressions are intended to identify forward-looking statements.  You should not place undue reliance on such forward-looking statements.  PTC is not obligated to publicly release any revisions to forward-looking statements to reflect events after the date of this press release or unforeseen events.  PTC provides a detailed discussion of risk factors in periodic SEC filings and you are encouraged to review those filings.

For further information please contact:

Karol Depczyński

Director of Financial Strategic Planning
( (+48) 22 413 3112
Mobile: (+48) 604 470 473
Fax: (+48) 22 413 6235

#

Annex 1

Consolidated Statements of Operations – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	Six month period ended June 30, 2003 (unaudited)	Three month period ended June 30, 2003 (unaudited)	Six month period ended June 30, 2002 (unaudited)	Three month period ended June 30, 2002 (unaudited)

Net sales	2,674,689	1,399,979	2,321,247	1,195,067

Cost of sales	(1,813,972)	(912,960)	(1,408,451)	(720,970)
	----------------	----------------	----------------	----------------
Gross margin	860,717	487,019	912,796	474,097

Operating expenses	(441,699)	(218,006)	(398,620)	(208,628)
	----------------	----------------	----------------	----------------
Operating profit	419,018	269,013	514,176	265,469

Non-operating items
Interest and other financial income	290,481	40,615	95,746	30,308
Interest and other financial expenses	(508,947)	(150,296)	(510,537)	(263,248)
	----------------	----------------	----------------	----------------
Profit before taxation	200,552	159,332	99,385	32,529

Taxation charge	(36,972)	(38,180)	(33,929)	(19,303)
	----------------	----------------	----------------	----------------
Net profit for the period	163,580	121,152	65,456	13,226
	===========	===========	===========	==========

#

Annex 2

 Consolidated Balance Sheets – Summary Level from SEC 6-K report
(International Financial Reporting Standards – in thousands of PLN)

	As at June 30, 2003 (unaudited)	As at December 31, 2002

Current assets
Cash and cash equivalents	19,219	54,412
Short-term investments and other financial assets	56,245	12,143
Debtors and prepayments	750,369	620,749
Inventory	226,235	234,545
	-----------------	-----------------
	1,052,068	921,849

Long-term assets
Property, plant and equipment	3,191,518	3,438,686
Intangible fixed assets, net	2,714,029	2,651,130
Financial assets	296,362	171,288
Deferred costs and other long-term assets	98,495	82,091
	------------------	------------------
	6,300,404	6,343,195
	------------------	------------------
Total assets	7,352,472	7,265,044
	============	============

Current liabilities
Accounts payable	110,650	285,277
Amounts due to State Treasury	81,801	57,756
Interest-bearing liabilities	142,443	121,122
Accruals	249,315	185,569
Deferred income and other liabilities	200,823	224,358
	----------------	----------------
	785,032	874,082

Long-term liabilities
Interest-bearing liabilities	4,492,910	4,583,365
Non-interest-bearing liabilities	111,235	165,159
Deferred tax liability, net	336,005	268,171
Provision for liabilities and charges	25,865	21,740
	------------------	------------------
	4,966,015	5,038,435
	------------------	------------------
Total liabilities	5,751,047	5,912,517
	----------------	----------------

Capital and reserves
Share capital	471,000	471,000
Additional paid-in capital	409,754	409,754
Hedge reserve	(1,331)	(86,649)
Accumulated profit	722,002	558,422
	-----------------	-----------------
	1,601,425	1,352,527
	-----------------	-----------------
Total equity and liabilities	7,352,472	7,265,044
	============	============

#

Annex 3

Consolidated Statements of Cash Flows – Summary Level from SEC 6-K report

(International Financial Reporting Standards – in thousands of PLN)

	Six months ended June 30, 2003 (unaudited)	Six months ended June 30, 2002 (unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:

Net profit before taxation	200,552	99,385
Adjustments for:
Depreciation and amortization	464,456	472,526
Charge to provision and write-offs of doubtful debtors	20,132	23,728
Charge to provision for inventory	4,895	4,140
Other provisions long-term	4,124	3,280
Foreign exchange losses, net and changes in financial instruments fair value	36,970	205,170
(Gain)/loss on disposal of tangibles and intangibles	4,822	(974)
Interest expense, net	181,497	209,621
	------------	------------
Operating cash flows before working capital changes	917,448	1,016,876

Decrease/(Increase) in inventory	3,415	(10,553)
Decrease/(Increase) in debtors, prepayments and deferred cost	161,795	(132,401)
(Decrease)/Increase in trade payables and accruals	(3,558)	145,489
	--------------------	--------------------
Cash from operations	755,510	1,019,411

Interest paid	(264,444)	(270,568)
Interest received	7,249	6,149
Income taxes paid	(696)	(897)
Realization of financial instruments	(9,752)	(9,395)
	-------------------	-------------------
Net cash from operating activities	487,867	744,700

CASH FLOWS USED IN INVESTING ACTIVITIES:

Purchases of intangible fixed assets	(33,446)	(74,499)
Purchases of tangible fixed assets	(177,241)	(313,362)
Proceeds from short-term investments	-	91,456
Proceeds from sale of equipment and intangibles	2,508	3,070
	------------	------------
Net cash used in investing activities	(214,179))	(293,335)

CASH FLOWS (USED IN)/FROM FINANCING ACTIVITIES:

Repayment of Bank Credit Facilities	132,356	(524,014)
Redemption of the Notes	(477,311)	-
Net change in overdraft facility	35,992	50,946
	-------------------	-------------------
Net cash (used in)/ from financing activities	(308,963)	(473,068)

Net (decrease) in cash and cash equivalents	(35,275))	(21,703)

Effect of foreign exchange changes on cash and cash equivalents	82	59

Cash and cash equivalents at beginning of period	54,412	36,511
	-----------------	-----------------
Cash and cash equivalents at end of period	19,219	14,867

#

Annex 4

Consolidated Statements of Changes in Equity

Summary Level from SEC 6-K report (International Financial Reporting Standards – in thousands of PLN)

	Share Capital	Additional paid-in capital	Hedge reserve	Accumulated profit	Total

Balance as at January 1, 2002	471,000	409,754	(96,955)	211,946	995,745
Cash flow hedge
Net fair value gain, net of tax	-	-	30,661	-	30,661
Reclassified and reported in net profit	-	-	5,013	-	5,013
Deferred tax on reclassified item	-	-	(1,404)	-	(1,404)
Net profit for the period	-	-	-	65,456	65,456
	-------------	--------------	------------	----------------	-------------
Balance as at June 30, 2002 (unaudited)	471,000	409,754	(62,685)	277,402	1,095,471
Cash flow hedge:
Net fair value loss, net of tax	-	-	(48,378)	-	(48,378)
Reclassified and reported in net profit	-	-	25,197	-	25,197
Deferred tax on reclassified item	-	-	(7,055)	-	(7,055)
Deferred tax change in rates	-	-	6,272	-	6,272
Net profit for the period	-	-	-	281,020	281,020
	----------------	------------------	------------	----------------	-------------
Balance as at December 31, 2002	471,000	409,754	(86,649)	558,422	1,352,527
	=============	==============	=============	=============	===========
Balance as at January 1, 2003	471,000	409,754	(86,649)	558,422	1,352,527
Cash flow hedge:
Net fair value gain, net of tax	-	-	112,839	-	112,839
Reclassified and reported in net profit	-	-	(37,700)	-	(37,700)
Deferred tax on reclassified item	-	-	10,179	-	10,179
Net profit for the period	-	-	-	163,580	163,580

Balance as at June 30, 2003 (unaudited)	471,000	409,754	(1,331)	722,002	1,601,425
	=============	==============	=============	=============	===========

#

Annex 5

Statistical data

		Three months ended June 30, 2003 (unaudited)	Six months ended June 30, 2003 (unaudited)	Three months ended June 30, 2002 (unaudited)	Six months ended June 30, 2002 (unaudited)

Number of subscribers (at the end of the period)		5 600 609	5 600 609	4 244 393	4 244 393
	Postpaid	2 729 317	2 729 317	2 410 969	2 410 969
	Prepaid	2 871 292	2 871 292	1 833 424	1 833 424

Gross adds		611 504	1 165 431	454 333	880 098
	Postpaid	244 185	484 954	180 795	349 947
	Prepaid	367 319	680 477	273 538	530 151

MOU		81.9	79.8	97,4	97.5
	Postpaid	134.4	129.1	142,7	140.2
	Prepaid	30.7	30.4	34,6	35.2

SMSs		24	23	15	16
	Postpaid	26	25	17	17
	Prepaid	21	21	13	14

Churn		1.5 percent	1.4 percent	1.5 percent	1.7 percent
	Postpaid	1.6 percent	1.7 percent	1.6 percent	2.1 percent
	Prepaid	1.5 percent	1.1 percent	1.3 percent	1.2 percent

ARPU		79.8	79.6	91.4	90.8
	Postpaid	131.4	129.7	133.4	130.2
	Prepaid	29.4	29.4	33.3	33.3

Cost of Acquisition		334.7	362.6	263.8	285.8
	Postpaid	751.4	795.5	574.3	598.9
	Prepaid	57.7	54.0	58.6	79.0

Footnotes

1 For the convenience of the reader, Zloty amounts have been translated into US Dollars at the rate of PLN 3.8966 per US Dollar, the fixing rate announced by the National Bank of Poland on June30, 2003.

2 Total long-term debt reflects selected long-term liabilities as presented in our Financial Statements including long-term notes, Bank Credit Facilities (excluding current portion), finance lease payables (excluding current portion) and index swaps (excluding current portion).

3 Total current debt reflects selected current liabilities as presented in our Financial Statements including overdraft facilities, Bank Credit Facilities, finance lease payables and index swaps.

4 Reflects gross additions of tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended June 30, 2003.

5 Represents gross value of plant and equipment

6 Represents gross value of GSM and UMTS licenses.

7 Represents gross value of computer and network software.

8 Represents gross additions to tangible and intangible fixed assets (excluding licenses and transactions costs) for the quarter ended June 30, 2003.

#